PROCEPT BioRobotics Corporation
900 Island Drive
Redwood City, CA 94065
September 10, 2021
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jane Park
Thomas Kluck
Christine Torney
Kevin Kuhar

Re:	PROCEPT BioRobotics Corporation
Registration Statement on Form S-1 (File No. 333-258898)
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-258898) (the “Registration Statement”) of PROCEPT BioRobotics Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on September 14, 2021, or as soon as practicable thereafter, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Shayne Kennedy at (714) 755-8181.
Thank you for your assistance in this matter.

Very truly yours,

PROCEPT BioRobotics Corporation

By:	/s/ Reza Zadno

Reza Zadno
President, Chief Executive Officer

cc:	B. Shayne Kennedy, Latham & Watkins LLP
Drew Capurro, Latham & Watkins LLP